

December 8, 2020

Eli Baker
President, Chief Financial Officer and Secretary
Flying Eagle Acquisition Corp.
2121 Avenue of the Stars, Suite 2300
Los Angeles, CA 90067

> **Re: Flying Eagle Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed December 4, 2020**
> **File No. 333-251145**

Dear Mr. Baker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan Woo, Legal Branch Chief, with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joel Rubinstein, Esq.